Exhibit 99.1

Opera Reports Second Quarter 2026 Results Beyond the High End of Guidance Ranges

Revenue increased 25% year-over-year to $178.1 million, exceeding the guidance range

Adjusted EBITDA was $42.4 million, representing a 24% margin and 32% year-over-year growth, also exceeding the guidance range

Third quarter 2026 revenue guidance of $181–183 million with adjusted EBITDA margin of 23% at the midpoints

Raised full-year guidance to $734–742 million revenue with adjusted EBITDA of $172–175 million (24% margin)

OSLO, Norway, August 19, 2026 — Opera Limited (NASDAQ: OPRA), a leading global browser and AI agent company, today announced financial results for the quarter ended June 30, 2026.

“Second quarter revenue and Adjusted EBITDA both came in above the top end of our guidance, with revenue growth accelerating to 25% year-over-year, reaching $178.1 million, and Adjusted EBITDA reaching $42.4 million. Notably, with healthy growth across both advertising and query revenue streams, our business continues to compound organically and capital-efficiently,” said Lin Song, CEO.

“As AI fundamentally reshapes how people search, work and interact online, Opera’s position as an independent, tech-enabling platform is more valuable than ever. Through our open ecosystem strategy, highlighted by our new Browser Connector for leading AI services like Claude and ChatGPT, we are facilitating user choice while converting elevated browser utility into immediate commercial momentum. The growth of time spent and browser engagement supports our healthy annualized ARPU growth of 25% to $2.46 alongside strong expansion across core products like Opera GX and MiniPay,” continued Mr. Song.

Second Quarter 2026 Financial Highlights

	Three Months Ended June 30,			Six Months Ended June 30,
In thousands, except percentages and per share amounts	2025	2026	% Change	2025	2026	% Change
Revenue	$142,962	$178,068	25%	$285,678	$353,839	24%

Operating profit	$18,109	$25,909	43%	$39,184	$55,672	42%
Operating margin	13%	15%		14%	16%

Net income	$15,676	$27,550	76%	$33,959	$52,336	54%
Net income margin	11%	15%		12%	15%

Adjusted net income (1)	$23,723	$30,022	27%	$47,878	$61,198	28%
Adjusted net income margin	17%	17%		17%	17%

Adjusted EBITDA (1)	$32,094	$42,429	32%	$64,352	$84,427	31%
Adjusted EBITDA margin	22%	24%		23%	24%

Diluted earnings per share	$0.17	$0.30	74%	$0.38	$0.57	52%
Adjusted diluted earnings per share (1)	$0.26	$0.33	25%	$0.53	$0.67	26%

Net cash flow from operating activities	$33,119	$22,192	(33)%	$49,063	$64,337	31%
As percentage of adjusted EBITDA	103%	52%		76%	76%

Free cash flow from operations (1)	$29,073	$16,912	(42)%	$41,099	$52,417	28%
As percentage of adjusted EBITDA	91%	40%		64%	62%

_______________

(1)
See the sections below titled “Non-IFRS Financial Measures” and “Reconciliations of Non-IFRS Financial Measures” for explanations and reconciliations of non-IFRS financial measures.

Second Quarter 2026 and Recent Business Highlights

•
Advertising revenue: Grew 27% year-over-year to $115.4 million, representing 65% of total revenue. Advertising revenue was driven by continued strong momentum from e-commerce partners, which remained the fastest-growing vertical.
•
Query revenue: Grew 21% year-over-year to $62.1 million, accounting for 35% of total revenue and benefiting from both strong search performance and the evolution of our broader opportunities to address user queries.
•
User base & ARPU: Average monthly active users (“MAUs”) was 288 million across all products and services, with annualized average revenue per user (“ARPU”) increasing 25% year-over-year to $2.46.
•
Opera GX: Averaged 37 million MAUs in the quarter across PC and mobile, up 2 million sequentially and 10% year-over-year.
•
MiniPay: Reached 18 million cumulative activated wallets as of June 2026, representing a 121% year-over-year increase.
•
Cash flow & liquidity: Net cash flow from operating activities was $22.2 million in the quarter and $64.3 million year-to-date. This represented a 76% conversion of year-to-date adjusted EBITDA, equal to the cash conversion in the same period of 2025. Total cash and cash equivalents stood at $145.2 million at quarter-end.
•
Dividends: A dividend of $0.40 per share under our semi-annual dividend program was paid in July, totaling $35.6 million.
•
Share repurchases: During the quarter, Opera repurchased 0.64 million shares for $11.1 million or an average of $17.44 per share. This includes shares repurchased from the public and the according pro-rata shares repurchased, or agreed to be repurchased, from our majority shareholder. Cash used for repurchases was $14.2 million, which included settlement of the $4.1 million commitment outstanding as of March 31, 2026, partially offset by a $1.0 million period-end commitment which will be settled in the third quarter. As of June 30, 2026, 88,917,384 shares were outstanding net of cumulative repurchases of 1,776,194 shares for $28.1 million, or an average of $15.79 per share, under our current $300 million repurchase program.

Second Quarter 2026 Financial Results

All comparisons in this section are relative to the second quarter of 2025 unless otherwise stated.

Revenue increased 25% to $178.1 million.

•
Advertising revenue increased 27% to $115.4 million.
•
Query revenue increased 21% to $62.1 million.
•
Other revenue was $0.6 million.

Operating expenses increased 22% to $152.2 million.

•
The total amount of technology and platform fees, content cost and cost of inventory sold, all being costs of revenue, was $67.5 million, or 38% of revenue.
•
Personnel expenses excluding share-based compensation increased 24% to $23.1 million.
•
Share-based compensation expenses decreased 11% to $7.8 million.
•
Marketing and distribution expenses increased 6% to $36.2 million.
•
Depreciation and amortization increased 17% to $5.4 million.
•
All other operating expenses increased 53% to $12.2 million, driven mainly by impairments of non-financial assets.

Operating profit was $25.9 million, representing a 15% margin, compared to an operating profit of $18.1 million and a margin of 13% in the second quarter of 2025.

Fair value gain on long-term investments was $6.3 million, driven by the passage of time affecting the present value of probability-weighted expected returns.

Net finance income was $0.6 million, reflecting net interest income of $0.8 million, partially offset by foreign exchange loss of $0.2 million.

Income tax expense was $6.1 million, corresponding to an effective tax rate of 18%, and representing 14% of adjusted EBITDA in the quarter and 13% of adjusted EBITDA year-to-date. This compares to a full-year ratio of income tax expense to adjusted EBITDA of 12% in 2025.

Net income was $27.6 million, representing a 15% margin, compared to net income of $15.7 million and a margin of 11% in the second quarter of 2025.

Adjusted net income was $30.0 million, representing a 17% margin and an increase of 27% relative to $23.7 million and a 17% margin in the second quarter of 2025.

Adjusted EBITDA was $42.4 million, representing a 24% margin and an increase of 32% relative to $32.1 million and a 22% margin in the second quarter of 2025.

Diluted earnings per share was $0.30, whereas adjusted diluted earnings per share was $0.33.

Net cash flow from operating activities was $22.2 million, or 52% of adjusted EBITDA in the quarter and 76% of adjusted EBITDA year-to-date. Free cash flow from operations was $16.9 million, or 40% of adjusted EBITDA in the quarter and 62% of adjusted EBITDA year-to-date.

Business Outlook

	Third Quarter 2026 Guidance	Full-Year 2026 Guidance
Revenue	$181–183 million	$734–742 million
Year-over-year revenue growth	19–20%	19–21%
Adjusted EBITDA (1)	$41–43 million	$172–175 million
Adjusted EBITDA margin (2)	23%	24%

_______________

(1)
See the section below titled “Non-IFRS Financial Measures” for explanations of non-IFRS financial measures.
(2)
The percentages shown for adjusted EBITDA margin have been calculated based on the midpoints of the revenue and adjusted EBITDA guidance.

“Our second quarter outperformance is incorporated into a further raised full-year outlook that now includes 20% top-line growth at the midpoint. While our second-half trajectory reflects the strong underlying momentum of our business, our updated guidance maintains our disciplined and prudent approach toward guiding around year-end seasonality. We enter the third quarter with solid commercial velocity, driven by the expanding reach and engagement of our platform,” said Frode Jacobsen, CFO.

“Our updated outlook highlights the structural operating leverage inherent in our business model, driving an expected 25–40 basis point expansion in Adjusted EBITDA margin over 2025. This ongoing efficiency gives us full flexibility to fund our product and marketing initiatives while continuing to return capital to our shareholders,” continued Mr. Jacobsen.

Conference Call and Webcast Information

Opera’s management will host a conference call to discuss the second quarter 2026 financial results at 8:00 a.m. ET today. The live webcast of the conference call can be accessed at our investor relations website at investor.opera.com, along with the earnings press release and financial tables. Following the call, a replay will be available at the same website.

We also provide announcements on our investor relations website at investor.opera.com regarding our financial performance and other matters, including SEC filings, press releases, slide presentations, business blog posts and information on corporate governance.

Non-IFRS Financial Measures

In addition to financial measures presented in accordance with IFRS Accounting Standards, we use the non-IFRS performance measures adjusted net income, adjusted EBITDA, adjusted diluted earnings per share, as well as the non-IFRS liquidity measure free cash flow from operations, to manage our business, evaluate performance, support planning and decision-making, and allocate resources. The non-IFRS performance measures are intended to provide supplemental information by excluding items that we believe are not representative of core business operating performance. While free cash flow from operations does not represent residual cash available for discretionary uses, we believe that it provides useful supplemental information regarding our ability to generate cash from ongoing operations to fund investments, including acquisitions, and to support capital allocation decisions.

Adjusted net income is defined as net income adjusted to exclude (i) profit (loss) from discontinued operations, (ii) gain (loss) on investments in unconsolidated entities, (iii) non-recurring expenses, (iv) impairment of non-financial assets, (v) amortization of acquired intangible assets, (vi) share-based compensation expenses, and (vii) the income tax effect of these adjustments. Adjusted net income margin is calculated as adjusted net income divided by revenue. Adjusted diluted earnings per share is calculated as adjusted net income divided by the diluted weighted average number of shares outstanding.

Adjusted EBITDA is defined as net income adjusted to exclude (i) profit (loss) from discontinued operations, (ii) income tax expense, (iii) net finance income (expense), (iv) gain (loss) on long-term investments in unconsolidated entities, (v) non-recurring expenses,

(vi) impairment of non-financial assets, (vii) depreciation and amortization, (viii) share-based compensation expenses, and (ix) other operating income. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by revenue.

Free cash flow from operations is defined as net cash flows from (used in) operating activities less (i) purchases of fixed and intangible assets, (ii) development expenditure and (iii) payment of lease liabilities.

We believe these non-IFRS financial measures are useful to investors because they facilitate period-to-period comparisons of operating performance and are consistent with how management evaluates the business. These measures should not be considered in isolation or as substitutes for, or superior to, the financial information prepared in accordance with IFRS Accounting Standards. Our definitions of adjusted net income, adjusted EBITDA, adjusted diluted earnings per share and free cash flow from operations may differ from similarly-titled measures used by other companies. In addition, these measures may be limited in their usefulness because they do not present the full economic effects of certain items of income, expenses and cash flows. We address the limitations of these non-IFRS financial measures by providing reconciliations from the most closely comparable IFRS financial measures in the section titled “Reconciliations of Non-IFRS Financial Measures” included at the end of this earnings press release. Investors are encouraged to review these reconciliations and to consider non-IFRS financial measures together with our IFRS results.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements include, but are not limited to, statements relating to our expectations regarding our business, strategy, products, services, outlook and guidance. Forward-looking statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Important factors that could cause actual results to differ materially include, among others: (i) our ability to attract, retain, and engage users and to increase ARPU; (ii) changes in macroeconomic conditions, including inflationary pressures, interest rates, consumer and advertiser spending trends, and the effects of higher energy prices and market volatility; (iii) our ability to maintain and improve monetization from query and revenue-sharing arrangements, including dependence on major partners and changes in their commercial terms, policies, algorithms, or distribution mechanics; (iv) changes by platform providers (including mobile operating systems, app stores, and device manufacturers) that could affect distribution, product functionality, data access, attribution, or monetization; (v) competition in browsers, AI-enabled user experiences, digital advertising, and consumer internet products; (vi) the successful development, deployment, adoption, and monetization of new products and features, including AI initiatives, and the costs and risks associated with them; (vii) privacy, data protection, consumer protection, competition/antitrust, online safety, and other laws and regulations (including changes in interpretation, enforcement, or compliance obligations) and related litigation or regulatory inquiries; (viii) security incidents, service disruptions, outages, and failures of our or third parties’ systems; (ix) our ability to manage operational, technical, and infrastructure costs, including hosting and distribution costs, and to scale effectively; (x) foreign currency exchange rate fluctuations and other market volatility; (xi) geopolitical events, including armed conflicts, sanctions, trade or shipping disruptions, or other instability in the Middle East and other regions, and their effects on energy prices, inflation, financial markets, supply chains, and broader economic conditions; (xii) our ability to attract and retain key personnel; and (xiii) other risks and uncertainties described under “Risk Factors” in our most recent Annual Report on Form 20-F and in our other filings and submissions with the U.S. Securities and Exchange Commission.

All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across devices. Hundreds of millions worldwide use Opera’s mobile and desktop browsers for their speed, security, and unique features, enhanced with integrated AI that enables users to navigate and interact with the web in new transformative ways. Founded in 1995 and headquartered in Oslo, Norway, Opera is listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download Opera products from opera.com and learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com

Opera Limited

Consolidated Statement of Operations

(In thousands, except per share amounts, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2026	2025	2026
Revenue	$142,962	$178,068	$285,678	$353,839
Other operating income	18	44	1	90
Operating expenses:
Technology and platform fees	(2,290)	(2,517)	(4,527)	(4,940)
Content cost	(1,517)	(1,814)	(2,439)	(3,292)
Cost of inventory sold	(47,055)	(63,159)	(94,588)	(124,013)
Personnel expenses excluding share-based compensation	(18,657)	(23,068)	(36,225)	(44,614)
Share-based compensation expenses	(8,764)	(7,835)	(14,764)	(14,242)
Marketing and distribution expenses	(33,994)	(36,181)	(68,198)	(74,698)
Credit loss expense	166	116	6	(324)
Depreciation and amortization	(4,634)	(5,431)	(9,067)	(10,636)
Impairment of non-financial assets	(605)	(3,298)	(1,338)	(3,967)
Other operating expenses	(7,521)	(9,015)	(15,354)	(17,530)
Total operating expenses	(124,870)	(152,203)	(246,496)	(298,257)
Operating profit	18,109	25,909	39,184	55,672
Share of net income (loss) of equity-accounted investees	(8)	872	(15)	853
Fair value gain on long-term investments	—	6,300	—	6,300
Net finance income (expense):
Finance income	894	885	1,572	1,709
Finance expense	(223)	(109)	(343)	(225)
Net foreign exchange gain (loss)	(1,009)	(168)	(1,845)	(734)
Net finance income (expense)	(338)	607	(615)	750
Income before income taxes	17,763	33,689	38,553	63,575
Income tax expense	(2,087)	(6,139)	(4,595)	(11,239)
Net income attributable to Opera shareholders	$15,676	$27,550	$33,959	$52,336

Earnings per share:
Basic	$0.18	$0.31	$0.38	$0.58
Diluted	$0.17	$0.30	$0.38	$0.57
Weighted-average number of shares outstanding:
Basic	89,505	89,235	89,495	90,490
Diluted	90,316	91,076	90,305	91,466

Opera Limited

Consolidated Statement of Comprehensive Income

(In thousands, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2026	2025	2026
Net income	$15,676	$27,550	$33,959	$52,336
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations:
Exchange differences on translation of foreign operations	1,960	32	3,113	173
Other comprehensive income (loss)	1,960	32	3,113	173
Total comprehensive income attributable to Opera shareholders	$17,636	$27,582	$37,072	$52,509

Opera Limited

Consolidated Statement of Financial Position

(In thousands, unaudited)

	As of December 31,	As of June 30,
	2025	2026
Assets:
Property and equipment	$32,744	$32,114
Goodwill	430,323	430,204
Intangible assets	98,898	108,535
Investment in OPay	294,600	300,900
Equity-accounted investments	4,016	6,119
Other non-current investments and financial assets	1,625	1,717
Deferred tax assets	1,585	1,575
Total non-current assets	863,792	881,163
Trade receivables	112,593	122,196
Other current receivables	7,033	6,904
Cash and cash equivalents	155,466	145,214
Other current assets	4,367	6,660
Total current assets	279,459	280,974
Total assets	$1,143,251	$1,162,138

Equity:
Share capital	$18	$18
Additional paid-in capital	576,046	540,168
Treasury shares	(238,815)	(266,897)
Retained earnings	674,735	741,189
Foreign currency translation reserve	(1,268)	(1,095)
Total equity attributable to Opera shareholders	1,010,716	1,013,383
Liabilities:
Non-current lease liabilities	4,544	3,238
Deferred tax liabilities	9,212	8,304
Other non-current liabilities	10	1
Total non-current liabilities	13,766	11,543
Trade and other payables	89,520	92,253
Current lease liabilities	3,866	4,764
Income tax payable	6,610	8,072
Deferred revenue	4,499	13,301
Other current liabilities	14,273	18,822
Total current liabilities	118,768	137,212
Total liabilities	132,535	148,755
Total equity and liabilities	$1,143,251	$1,162,138

Opera Limited

Consolidated Statement of Changes in Equity

(In thousands, except number of shares, unaudited)

For the six months ended June 30, 2025:

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity attributable to Opera shareholders
As of January 1, 2025	88,480,154	$18	$647,212	$(238,815)	$536,623	$(4,938)	$940,100
Net income	—	—	—	—	33,959	—	33,959
Other comprehensive income	—	—	—	—	—	3,113	3,113
Cost of equity awards, net of tax	—	—	—	—	13,984	—	13,984
Issuance of shares upon exercise of equity awards	1,033,137	—	—	—	—	—	—
Dividends	—	—	(35,395)	—	—	—	(35,395)
As of June 30, 2025	89,513,291	$18	$611,818	$(238,815)	$584,566	$(1,825)	$955,761

For the six months ended June 30, 2026:

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity attributable to Opera shareholders
As of January 1, 2026	89,648,056	$18	$576,046	$(238,815)	$674,735	$(1,268)	$1,010,716
Net income	—	—	—	—	52,336	—	52,336
Other comprehensive income	—	—	—	—	—	173	173
Cost of equity awards, net of tax	—	—	—	—	14,118	—	14,118
Issuance of shares upon exercise of equity awards	1,045,522	—	—	—	—	—	—
Share repurchases (1)	(1,776,194)	—	—	(28,083)	—	—	(28,083)
Dividends	—	—	(35,878)	—	—	—	(35,878)
As of June 30, 2026	88,917,384	$18	$540,168	$(266,897)	$741,189	$(1,095)	$1,013,383

_______________

1)
Includes ADSs repurchased from the public market and ordinary shares repurchased or agreed to be repurchased from our majority shareholder on a pro rata basis under a share purchase agreement. Within the totals, 53,902 shares subject to a binding repurchase agreement with the majority shareholder have been reflected, corresponding to a redemption obligation of $1.0 million recognized in equity as of period-end, with delivery of the shares and cash settlement taking place in the subsequent quarter.

Opera Limited

Consolidated Statement of Cash Flows

(In thousands, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2026	2025	2026
Cash flows from operating activities:
Income before income taxes	$17,763	$33,689	$38,553	$63,575
Adjustments to reconcile income before income taxes to net cash flow from operating activities:
Net finance (income) expense	338	(607)	615	(750)
Fair value gain on long-term investments	—	(6,300)	—	(6,300)
Share of net (income) loss of equity-accounted investees	8	(872)	15	(853)
Impairment of non-financial assets	605	3,298	1,338	3,967
Depreciation and amortization	4,634	5,431	9,067	10,636
Cost of equity awards	8,259	6,916	14,020	12,949
Other adjustments	(374)	(720)	(945)	(1,924)
Changes in working capital:
Trade and other receivables	5,311	(14,415)	(5,723)	(8,892)
Other current assets	182	(177)	619	(2,462)
Trade and other payables	8,630	2,140	1,937	2,483
Deferred revenue	(226)	113	(1,276)	(1,789)
Other liabilities	(6,552)	822	(3,411)	3,535
Income taxes paid	(5,460)	(7,125)	(5,747)	(9,839)
Net cash flow from operating activities	33,119	22,192	49,063	64,337
Cash flows from investing activities:
Purchase of equipment	(389)	(953)	(985)	(3,419)
Development expenditure	(2,476)	(2,990)	(4,707)	(5,872)
Investment in an associate	—	—	(1,250)	(1,250)
Interest received	894	885	1,572	1,709
Net cash flow used in investing activities	(1,971)	(3,059)	(5,370)	(8,832)
Cash flows from financing activities:
Share repurchases	—	(14,233)	—	(27,078)
Dividends paid	—	—	(35,395)	(35,878)
Payment of lease liabilities	(1,181)	(1,336)	(2,272)	(2,629)
Interest paid	(189)	(109)	(309)	(225)
Net cash flow used in financing activities	(1,370)	(15,678)	(37,976)	(65,810)
Net change in cash and cash equivalents	29,777	3,454	5,717	(10,306)
Cash and cash equivalents at beginning of period	103,546	141,903	126,797	155,466
Effect of exchange rate changes on cash and cash equivalents	500	(143)	1,308	54
Cash and cash equivalents at end of period	$133,823	$145,214	$133,823	$145,214

Opera Limited

Supplemental Financial Information

(In thousands, unaudited)

Revenue

The following table presents revenue disaggregated by type:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2026	2025	2026
Advertising	$91,148	$115,356	$185,774	$232,348
Query	51,334	62,094	98,900	120,392
Other revenue	480	618	1,004	1,100
Total revenue	$142,962	$178,068	$285,678	$353,839

Share-based Compensation Expenses

The table below presents the amounts of share-based compensation expenses:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2026	2025	2026
Cost of Opera-granted awards	$(6,990)	$(5,975)	$(14,288)	$(10,402)
Cost of parent-granted awards (1)	(1,269)	(941)	268	(2,547)
Total cost of equity awards	(8,259)	(6,916)	(14,020)	(12,949)
Social security contributions for Opera-granted awards	(504)	(920)	(744)	(1,292)
Total share-based compensation expenses	$(8,764)	$(7,835)	$(14,764)	$(14,242)

_______________

(1)
Kunlun, the majority shareholder of Opera, has granted equity awards to Opera employees as compensation for services provided to Opera. Opera does not have any obligation to settle the awards granted by Kunlun and such awards do not lead to dilution for Opera shareholders.

Other Operating Expenses

The table below presents the items of other operating expenses:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2026	2025	2026
Hosting	$(3,240)	$(4,736)	$(6,170)	$(9,096)
Audit, legal and other advisory services	(1,699)	(1,246)	(3,902)	(1,651)
Software license fees	(836)	(958)	(1,675)	(1,885)
Rent and other office expenses	(506)	(627)	(1,137)	(1,253)
Travel	(512)	(683)	(1,011)	(1,168)
Other	(727)	(766)	(1,460)	(2,477)
Total other operating expenses	$(7,521)	$(9,015)	$(15,354)	$(17,530)

Opera Limited

Reconciliations of Non-IFRS Financial Measures

(In thousands, except per share amounts, unaudited)

The following table presents a reconciliation of net income to adjusted net income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2026	2025	2026
Net income	$15,676	$27,550	$33,959	$52,336
Add (deduct):
Fair value (gain) on long-term investments	—	(6,300)	—	(6,300)
Share of net (income) loss of equity-accounted investees	8	(872)	15	(853)
Impairment of non-financial assets	605	3,298	1,338	3,967
Amortization of acquired intangible assets	645	645	1,290	1,290
Share-based compensation expenses	8,764	7,835	14,764	14,242
Income tax effect on adjustments	(1,975)	(2,133)	(3,489)	(3,484)
Adjusted net income	$23,723	$30,022	$47,878	$61,198
Diluted weighted-average number of shares outstanding	90,316	91,076	90,305	91,466
Adjusted diluted earnings per share	$0.26	$0.33	$0.53	$0.67

The following table is a reconciliation of net income to adjusted EBITDA:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2026	2025	2026
Net income	$15,676	$27,550	$33,959	$52,336
Add (deduct):
Income tax expense	2,087	6,139	4,595	11,239
Net finance (income) expense	338	(607)	615	(750)
Fair value (gain) on long-term investments	—	(6,300)	—	(6,300)
Share of net (income) loss of equity-accounted investees	8	(872)	15	(853)
Impairment of non-financial assets	605	3,298	1,338	3,967
Depreciation and amortization	4,634	5,431	9,067	10,636
Share-based compensation expenses	8,764	7,835	14,764	14,242
Other operating income	(18)	(44)	(1)	(90)
Adjusted EBITDA	$32,094	$42,429	$64,352	$84,427

The table below reconciles net cash flow from operating activities to free cash flow from operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2026	2025	2026
Net cash flow from operating activities	$33,119	$22,192	$49,063	$64,337
Deduct:
Purchase of equipment	(389)	(953)	(985)	(3,419)
Development expenditure	(2,476)	(2,990)	(4,707)	(5,872)
Payment of lease liabilities	(1,181)	(1,336)	(2,272)	(2,629)
Free cash flow from operations	$29,073	$16,912	$41,099	$52,417